

AiPEX6
AI Powered US Equity Index 6

Monthly Performance Report - January 2022

About AiPEX6

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. AiPEX6 is a risk controlled, excess return index, developed by HSBC and EquBot Inc. AiPEX6 is comprised of publicly traded companies, selected using objective artificial intelligence techniques to dynamically create the portfolio on a monthly basis.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex6.gbm.hsbc.com**
Bloomberg Ticker:	**AIPEX6 Index**
Geographical Focus:	**United States**
Launch Date:	**11/19/2019**
Type of Return:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical Simulated*

1 Month	-3.44%
YTD	-3.44%
1Y	-1.00%
3Y	5.87%
5Y	21.04%
10Y	68.42%
10Y Annualized Volatility	5.95%
10Y Sharpe Ratio	0.74
Cumulative Return	131.90%

Top 10 Holdings: As of 1/31/2022

	Index Weight(%)	Sector
MORGAN STANLEY	7.7%	Finance
LOWES COS INC	7.2%	Retail Trade
BERKSHIRE HATHAWAY INC-CL B	7.1%	Finance
MODERNA INC	6.1%	Health Technology
MCDONALDS CORP	4.9%	Consumer Services
EQUINIX INC	3.2%	Finance
XILINX INC	3.1%	Electronic Technology
CAPITAL ONE FINL.	2.9%	Finance
WORKDAY INC	2.3%	Technology Services
ROCKWELL AUTOMATION INC	2.2%	Producer Manufacturing
Total	**46.7%**	

Annual Index Performance: Historical & Simulated*

2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
-0.1%	4.5%	7.8%	-5.6%	12.3%	8.8%	-0.5%	4.9%	19.3%	5.8%	-0.5%	5.6%	17.0%	-2.5%	5.7%	3.3%	2.4%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 1/31/2022. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.



Monthly Performance Report - January 2022

Top 10 Sector Allocations

Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	4.62%	4.94%
Consumer Services	7.75%	3.79%
Electronic Technology	6.70%	14.63%
Finance	30.38%	15.82%
Health Technology	10.54%	9.84%
Process Industries	1.91%	1.87%
Producer Manufacturing	6.52%	3.92%
Retail Trade	11.68%	7.66%
Technology Services	9.94%	20.73%
Utilities	4.33%	2.52%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return

Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	0.0%	-0.08%
Consumer Services	-0.03%	-0.23%
Electronic Technology	-0.52%	-0.96%
Finance	-0.57%	-0.17%
Health Technology	-1.14%	-0.81%
Process Industries	-0.02%	-0.09%
Producer Manufacturing	-0.03%	-0.24%
Retail Trade	-0.31%	-0.73%
Technology Services	-1.46%	-2.11%
Utilities	-0.06%	-0.08%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical Simulated*

	As of 1/31/2022	3Y Average	5Y Average	10Y Average
Equity Portfolio	28.73%	34.22%	43.57%	43.87%
Cash	71.27%	65.78%	56.43%	56.13%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 1/31/2022. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

